EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries of the Registrant	Location of Incorporation or Organization	Percent Ownership

American Azide Corporation	Nevada	100%

American Pacific Corporation	Nevada	100%

AMPAC Farms, Inc.	Nevada	100%

Energetic Additives Company, LLC	Nevada	100%